EXHIBIT 1

March 1, 2024

VIA FEDERAL EXPRESS

Nuveen New York AMT-Free Quality Municipal Income Fund (NRK)

c/o Mark L. Winget, Secretary

333 West Wacker Drive

Chicago, Illinois 60606

Re:	Submission of Shareholder Proposal Pursuant to Rule 14a-8 (“Rule 14a-8”) of the Securities Exchange Act of 1934, as amended, for the 2024 Annual Meeting of Shareholders of Nuveen New York AMT-Free Quality Municipal Income Fund

Dear Mr. Winget:

This letter shall serve as notice to Nuveen New York AMT-Free Quality Municipal Income Fund (“NRK” or the “Fund”), as to the timely submission by Karpus Management, Inc., d/b/a Karpus Investment Management (“Karpus”) of a resolution and supporting statement set forth on Exhibit A hereto (the “14a-8 Proposal”), pursuant to Rule 14a-8, for inclusion in the proxy statement of NRK and presentation to NRK shareholders at the Fund’s next annual shareholders’ meeting anticipated to be held in August 2024, including any postponement or adjournment or special meeting held in lieu thereof (the “Meeting”).

As of the close of business on February 29, 2024, Karpus is the beneficial owner of 20,064,747.133 common shares of NRK and has full power and authority to submit the 14a-8 Proposal in respect of the shares reflected in Exhibit B. Karpus’s filing with the Securities and Exchange Commission (the “SEC”) of each of: (a) Amendment No. 5 to Schedule 13G, dated as of December 31, 2022, filed with the SEC on February 14, 2023, (b) Schedule 13D, dated and filed with the SEC on November 7, 2023, (c) Amendment No 1. to Schedule 13D, dated as of December 22, 2023, filed with the SEC on December 26, 2023, and (d) Amendment No. 2 to Schedule 13D, dated as of January 5, 2024, filed with the SEC on January 8, 2024, with each of the foregoing attached hereto as Exhibit B, confirms in accordance with 17 CFR § 240.14a-8(b)(2)(ii)(B) that Karpus has continuously and beneficially owned at least $25,000 in market value of NRK securities entitled to be voted on the 14a-8 Proposal for at least one year prior to the date hereof.

Furthermore, Karpus hereby affirms that it intends to continue to hold at least $25,000 in market value of NRK securities through the date of the Meeting. This letter also serves as notice that Karpus is the proponent of the 14a-8 Proposal and that an officer of Karpus, as the designated representative of Karpus, will appear in person or by proxy to present the 14a-8 Proposal at the Meeting.

As is required by 17 CFR § 240.14a-8(b)(iii), Karpus is able to make itself available to meet with a representative or representatives of NRK in person or via teleconference to discuss the 14a-8 Proposal on many business days from March 12, 2024 to March 29, 2024 between the hours of 10 AM EST and 3 PM EST at a time and date mutually agreeable between Karpus and a representative or representatives of the Fund. To coordinate a meeting to discuss the 14a-8 Proposal, please contact Brett Gardner, Senior Vice President, by telephone at (585) 586-4680 or by email at brett@karpus.com.

Please advise us immediately if you believe this notice is deficient in any way, or if you believe that any additional information is required, so that Karpus may promptly provide it in order to cure any purported deficiency.

Karpus will assume the 14a-8 Proposal will be included in NRK’s proxy material for the Meeting unless advised otherwise in writing (with a copy to its counsel, Baker & Hostetler LLP, 45 Rockefeller Plaza, New York, New York 10111, Attention: Adam Finerman, Esq., telephone (212) 589-4233, email: afinerman@bakerlaw.com).

Sincerely,

Brett D. Gardner

Senior Vice-President

cc:	All NRK Board Members (c/o William Siffermann) (e-mail) David Lamb (e-mail)

Adam Finerman, Esq. (e-mail)

Exhibit A

The 14a-8 Proposal is as follows:

BE IT RESOLVED, the shareholders of Nuveen New York AMT-Free Quality Municipal Income Fund (“NRK” or the “Fund”) request that the Trustees promptly consider authorizing a self- tender offer for all outstanding common shares of the Fund at or close to net asset value (“NAV”). If more than 50% of the Fund’s outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open-end mutual fund or exchange traded fund.

Supporting Statement

In 2023, NRK traded at an average discount of 13.8%. 2024 hasn’t proven much better with NRK trading at an average discount of 12.3% through the date of the writing of this proposal.

The fact is that our Board has a multitude of options at its disposal to address our Fund’s discount. However, the only actions taken to date that we are aware of are: (i) the approval of repurchase offers, and (ii) an increase in the Fund’s distribution. These steps, while welcome, have proven to be woefully inadequate to address NRK’s outsized discount.

We believe that all discount reducing options need to be on the table and that is why we have submitted this proposal. How long will it be before the Board does something to positively impact NRK’s discount?

In our view, the Board has lost its focus on what is truly best for shareholders. Rather than listen to the concerns of shareholders, the Board has vigorously defended its position to the detriment of shareholders by opting into control share acquisition statutes and by making it extremely arduous and cumbersome for shareholders to nominate candidates for election to the Board that may challenge Nuveen-centered views.

We think that our misguided Board must be put on the right path and focus on what’s important to the shareholders of NRK, rather than on the interests of Nuveen.

Complacency and inaction are not acceptable. Hoping the problem will go away by itself is equally illogical. Trustee apathy, unresponsiveness, and disregard of shareholders cannot go unchallenged.

Board members are paid a lot of money to represent shareholders and we think it’s incredibly difficult (if not impossible) to argue that affording shareholders the ability to receive net asset value for their shares is not in their best interests.

To us, the question is simple: do you want to receive close to NAV for your shares? If yes, please vote FOR our proposal.

Send the Board a clear message that it should be more concerned with maximizing shareholder value and doing the right thing for the people they work for – not the Adviser and maximizing their fee revenue.

END OF PROPOSAL